Banco Itau Holding Financeira S.A.
A Publicly Listed Company                               CNPJ. 60.872.504/0001-23

                           Announcement to the Market

                              Cooperation Agreement
              Banco Itau Holding Financeira S.A. and Banco BMG S.A.

1. Banco Itau Holding Financeira S.A. (ITAU) and Banco BMG S.A. (BMG) have signed today a mutual cooperation agreement, with the objective of optimizing the synergies existing between the two institutions and increasing their focus on the retail credit sector. The agreement is for 3 years, renewable.

2. BMG, a traditional financial institution based in Minas Gerais, specializes in credit facilities reimbursable through payroll deductions, with particular expertise in the fields of government employees, private sector employees and pensioners or their survivors receiving benefits from the Brazil's Social Security Institute - INSS.

    BMG has branches in the main state capitals of the country and acts through banking correspondents offering over 15 thousand points of sale to its target market.

3.  The agreement stipulates:

    a) the establishment of a line starting from R$ 1.5 billion for the acquisition of credits originated by BMG, beginning with R$ 500 million and following at a pace of at least R$ 100 million monthly, aiming to increase its credit portfolio;
    b) that BMG, through its sales network, may distribute financial products and services as well as insurance and pension fund products developed by ITAU, under the BMG name, such as:
            o  insurance,
            o  capitalization,
            o  private pension funds,
            o  credit cards (open network).

4.  The agreement offers BMG:

    o a potential increase in the sale of other financial products and services to its customers, principally through its correspondent network;
    o the ability to continue to focus on the segment of credit facilities reimbursable through payroll deductions.

5.  The agreement offers ITAU:

    o growth in its personal loan portfolio, especially as regards its sales channel for its consumer credit products (Financeira Taii); and
    o the possibility of offering innovative final products and services to BMG's customers.

6. The agreement reaffirms ITAU's strategy of sustainable growth in its credit book, especially as regards personal loans, as well as aggregates expertise to markets where it sees new opportunities.

7. For BMG the Agreement means greater customer loyalty at the sales point and new opportunities for generating additional revenues.

                           Sao Paulo, December 8 2004.

     BANCO ITAU HOLDING FINANCEIRA S.A.              BANCO BMG S.A.
     Alfredo Egydio Setubal                          Ricardo Annes Guimaraes
     Investor Relations Director                     Chief Executive Officer